United States
Securities and Exchange Commission

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 10, 2001**

Ocean Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**1-8094**	**74-1764876**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1001 Fannin, Suite 1600, Houston, Texas **77002-6714**
(Address of principal executive offices) (Zip code)

(713) 265-6000
(Registrant's telephone number, including area code)

None
(Former name, former address and former fiscal year, if changed since last report)

Ocean Energy, Inc.

Item 9. Regulation FD Disclosure.

In accordance with General Instruction B.2. of Form 8-K, the following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such a filing.

Disclosure of Year 2001 Estimates

The tables following this narrative set forth the Company's current estimates of its operating statistics for the second quarter of 2001 and full year ended December 31, 2001. These estimates are based on the Company's historical operating performance and trends, estimates of oil and gas reserves as of December 31, 2000 and the Company's planned capital and operating budget for 2001. The 2001 estimates listed below differ from the full year estimates in the Company's March 21, 2001 Form 8-K for the following reasons:

- The acquisition of the oil and gas properties of EnSight Resources, L.L.C., completed April 30, 2001, (the "EnSight Acquisition"); and
- Revisions to operating costs per BOE due to actual results year-to-date and higher expected production.

	2001 Estimates [1]	
	Second Quarter	Full Year
Gas Production...	42 Bcf	169 Bcf
Gas Price Differentials [2]............................	$ (0.10) - (0.20)	$ (0.10) - (0.20)
Oil and NGL Production	6.5 MMBbls	26.5 MMBbls
Oil Price Differentials [2]............................	$ (5.00) - (6.00)	$ (5.00) - (6.00)
Daily MBOE Production..............................	149 MBOE	150 MBOE

[1]   These estimates represent the approximate mid-point of the range of the Company's estimates of the above information. Actual results may differ materially from these estimates.

[2]   For purposes of the 2001 estimates, the Company has assumed price differentials due to location, quality and other factors, excluding the effects of derivative financial instruments. Gas price differentials are stated as premiums (discounts) from Henry Hub pricing and oil price differentials are stated as premiums (discounts) from NYMEX pricing.

Oil and gas prices have fluctuated significantly in recent years in response to numerous economic, political and environmental factors, and the Company expects that commodity prices will continue to fluctuate significantly in the future. Changes in commodity prices could significantly affect the Company's expected operating results. In addition to directly affecting revenues, price changes can affect expected production because production estimates necessarily assume that oil and gas can profitably be produced at the assumed pricing levels. In addition to

Ocean Energy, Inc.

the above pricing assumptions, the 2001 estimates were prepared assuming that demand, curtailment, producibility and general market conditions for the Company's oil and gas for 2001 will be substantially similar to those experienced during the year ended December 31, 2000 and first quarter of 2001. No material assumptions concerning acquisitions or divestments activities are included unless the transactions have been completed.

For purposes of the 2001 estimates, a $1.00 per Bbl change in the price of oil and a $0.10 per Mcf change in the price of natural gas will result in changes in the Company's estimated annual net income of $13 million ($0.07 per diluted share) and $9 million ($0.05 per diluted share), respectively. Included in this estimated change in net income, for a $1.00 per Bbl change in the price of oil or a $0.10 per Mcf change in the price of natural gas, annual production taxes will change by approximately $1 million.

The Company currently has in place put options that place an annual floor price of $25.00 per Bbl on 20 MBbl of oil per day and annual floor prices of $4.00 and $5.00 per Mcf each on 100 MMcf of natural gas per day for the remainder of 2001. The Company has oil swaps covering 15 MBbl of oil per day at an average price of $21.53 per Bbl through June 2001. With the Texoil acquisition, the Company acquired collars which cover approximately 1,850 barrels per day through July 2001 with weighted average floor prices of $24.67 and weighted average ceiling prices of $33.02. In addition, a related trust has a swap agreement covering 14.5 MMcf of gas per day at a price of $4.77 per Mcf for the remainder of 2001 and additional amounts at various prices through 2005. Although the Company is not a party to this financial instrument, under SFAS 133 the Company is required to account for this swap as an embedded derivative financial instrument and include its effects in the Company's results of operations. Depending upon various circumstances, the Company may periodically enter into additional derivative financial instruments that would hedge expected crude oil and natural gas production.

Ocean Energy, Inc.

	2001 Estimates [1]	
	Second Quarter	Full Year
Operating costs/BOE:		
Lease operating expense, excluding production taxes	$ 4.75	$ 4.75
Production taxes.......................................	1.10	1.10
General and administrative expense.........	0.50	0.50
Interest expense.......................................	1.35	1.35
Depreciation, depletion and amortization	6.50	6.50
	$ 14.20	$ 14.20
Effective tax rate....................................... (75% deferred)	44% to 48%	44% to 48%
Preferred dividends.................................	$0.8 million	$3.3 million
Common dividends [2]	$0.04 per share	$0.16 per share

[1] These estimates represent the approximate mid-point of the range of the Company's estimates of the above information. Actual results may differ materially from these estimates.
[2] The declaration of common stock dividends is discretionary and will be subject to determination by the Company's Board of Directors.

The capital expenditures below have been increased from the estimate disclosed in the Company's March 21, 2001 Form 8-K, to include the EnSight Acquisition, completed April 30, 2001, and increased costs for rig rentals and well services. These increases have been partially offset by other adjustments to the Company's 2001 capital program.

2001 Estimated Capital Expenditures

Gulf of Mexico	International	U.S. Onshore
$350 to $400 million	$150 to $200 million	$425 to $475 million

Approximately 35% to 45% of the capital spending program is estimated to be spent for exploratory projects. The spending will be funded out of Ocean's discretionary cash flow based on anticipated commodity prices, and is subject to change if market conditions shift or new opportunities are identified.

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and information that is based on management's belief and assumptions based on currently available information. All statements other than statements of historical fact included in this document are forward-looking statements. When used in this document, words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "project" and similar expressions serve to identify forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we can give no assurance that these expectations will prove correct. Our forward-looking statements are subject to risks, uncertainties and assumptions. Should one of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those expected. Among the key factors that may have a direct bearing on our results of operations and financial condition are:

- volatility of energy commodity prices, generally, and fluctuations in the commodity prices for crude oil and natural gas that have not been effectively hedged, in particular;
- operational and systems risk incident to the drilling and operation of oil and gas wells;
- competitive conditions in the oil and gas industry;
- general economic and capital markets conditions, including fluctuations in interest rates;
- the impact of current and future laws and governmental regulations, particularly environmental regulations, affecting the energy industry in general, and our oil and gas operations, in particular;
- environmental liabilities that are not covered by insurance or indemnity;
- the political and economic climate in the foreign jurisdictions in which we conduct oil and gas operations; and
- the effect on our results of operations and financial condition associated with implementing various accounting rules and regulations.

The Company cautions that the estimates set forth above are given as of the date hereof only based on currently available information, and that the Company is not undertaking any obligation to update these estimates as conditions change or other information becomes available.

Defined Terms

Natural gas is stated herein in billion cubic feet ("Bcf"), million cubic feet ("MMcf"), or thousand cubic feet ("Mcf"). Oil, condensate and natural gas liquids ("NGL") are stated in millions of barrels ("MMBbls") or thousand barrels ("MBbls"). MBOE and BOE represent one thousand barrels and one barrel of oil equivalent, respectively, with six Mcf of gas converted to one barrel of oil equivalent.

Ocean Energy, Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2001

Ocean Energy, Inc.

By: /s/ William L. Transier
        William L. Transier
        Executive Vice President and Chief
        Financial Officer